October 2, 2008

Gary Newberry
US SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Lucas Energy, Inc.
Comment Letter dated September 19, 2008

Dear Mr. Newberry:

     Pursuant to our telephone conversation, Lucas Energy will be providing, under separate cover, via overnight courier, hard copy and electronic compact disk formatted data in support of information requested in Comments #8, #9 and #11 (a) through (d), which should be delivered in the next few days.

     Lucas will provide its proposed changes, amendments or modifications in response to the Comments of September 19, 2008, on or before 10 business days from today (October 16th, I believe), and, upon acceptance of the proposals, Lucas would then amend the respective filings.

Respectfully,

Christopher Dieterich
DIETERICH & MAZAREI
Counsel to Lucas Energy, Inc.